SEC FILE NUMBER
333-158426
CUSIP NUMBER
05644R 101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):        ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D
☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:     June 30, 2010

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

     BACTERIN INTERNATIONAL HOLDINGS, INC.

Full Name of Registrant

      K-KITZ, INC.

Former Name if Applicable

     600 CRUISER LANE

Address of Principal Executive Office (Street and Number)

     BELGRADE, MONTANA 59714

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Subsequent to the consummation of the Reverse Merger, described in the Attachment to Part IV, Item 3 of this Form 12b-25 below, Bacterin International Holdings, Inc. (the “Registrant”) is unable to complete and file the Report within the prescribed time period without unreasonable effort or expense.  The Registrant expects to file the Report within the prescribed period allowed by Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John P. Gandolfo	(406)	338-0480
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes       ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached.

BACTERIN INTERNATIONAL HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized officer.

Date August 16, 2010	By:	/s/ John P. Gandolfo
John P. Gandolfo
Chief Financial Officer

Attachment to Form 12b-25
Explanation for Part IV, Item 3.

On June 30, 2010, the Registrant, formerly known as K-Kitz, Inc., completed a reverse merger transaction (the “Reverse Merger”), in which it caused Bacterin International, Inc. (“Bacterin”), a Nevada corporation, to be merged with and into KB Merger Sub, Inc., a Nevada corporation created for purposes of effecting the Reverse Merger.  Prior to the Reverse Merger, the Registrant’s business and operations consisted solely of the business and operations of K-Kitz, Inc., which had nominal operations related to the custom design and assembly of emergency preparedness kits.  Subsequent to the Reverse Merger, the Registrant’s business and operations consist solely of the business and operations of Bacterin, which develops, manufactures and markets biologics products to domestic and international markets.  Therefore, as a result of the Reverse Merger, the Registrant anticipates that it will report significant changes in results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the subject report on Form 10-Q.